September 29, 2006

WilmerHale Venture Group

Susan L. Mazur

+1 781 966 2005 (t)

+1 781 966 2100 (f)

susan.mazur@wilmerhale.com

BY EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Riedler

Re:	Achillion Pharmaceuticals, Inc.

Form S-1 Registration Statement

File No. 333-132921

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), submitted herewith for filing is Amendment No. 5 (“Amendment No. 5”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 5 in response to comments contained in a letter, dated September 28, 2006 (the “Letter”), from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael D. Kishbauch, President and Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 5.

FORM S-1

Note 9. Preferred Stock, page F-19

1.	Please expand your disclosure to discuss your preferred stock issuances during 2006. Specifically disclose the number of shares, the price per share and the total proceeds for each offering.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-19 of the prospectus.

Securities and Exchange Commission

September 29, 2006

Note 10. Common Stock, Stock Options and Warrants, page F-21

2.	Please provide a revised discussion that addresses the factors that attributed to the increase in the fair value of the underlying stock from $4.00 (post split) at December 31, 2005 to the proposed IPO price of $15.00.

Response:	The Company believes that the increase in fair value of the underlying stock from $4.00 per share at December 31, 2005 to the proposed IPO price of $15.00 per share is attributable to three key factors: (i) significant scientific program milestones in 2006, (ii) financial security provided by the May 2006 receipt of almost $19 million in equity and debt financing and (iii) the liquidity afforded the common stock in a public transaction.

Factors Supporting the December 31, 2005 $4.00 per Share Valuation

As indicated in the Company’s response letter dated May 17, 2006, the Company’s estimate of the fair value of the common stock at the date of each option grant is made by management and the Company’s board of directors in good faith, taking into consideration all factors known at the time, including scientific progress and goals, comparable company values, public and private equity market conditions, and, in 2005, the valuation analysis of Fletcher Spaght, Inc., an independent third-party valuation firm. The Company believes that the valuation of $4.00 per common share as of November 2004, determined by Fletcher Spaght during its analysis, which took place in the summer of 2005, remained appropriate throughout 2005. The Company’s management and board of directors made this assessment based on (i) limited progress during 2005 toward key, value-generating milestone achievements, (ii) an exceptionally challenging financing environment and lack of any surety that private and/or public financing could be obtained to fund future milestone achievement and (iii) the superior rights of the Company’s preferred stock.

Limited Progress in Scientific Programs

There were few significant research or clinical developments in any of the Company’s programs throughout 2005. Specifically, only one of three major phase II elvucitabine clinical trials was initiated by the end of 2005, and patient dosing did not actually

Securities and Exchange Commission

September 29, 2006

commence in this clinical trial until February 2006. The Company’s HCV program was delayed when the Company unexpectedly expanded its phase I safety trials in order to address certain protein elevations seen in the first patients to receive ACH-806. This delay pushed the commencement of our proof of concept trial for ACH-806 that had been originally scheduled to begin in 2005 into August 2006. In addition, the Company had not yet successfully developed a solid dose formulation for the compound. In the Company’s anti-bacterial program, the Company’s IND enabling pre-clinical studies for ACH-702 were delayed in 2005 when it was determined that additional animal model testing was necessary to confirm designation of ACH-702 as a lead drug candidate.

Fund-raising Efforts and Limited Cash Resources

After entering a collaboration agreement with Gilead Sciences at the end of 2004, the Company embarked on renewed efforts to obtain funding. Through 2005, the Company engaged in discussions with more than sixty potential investors and had meetings with at least half of them. Investors ranged from traditional venture investors to hedge and mutual fund investors. During mid-2005, three potential investors put forward indications of interest at pre-money valuations of about $40 million, 20% less than the valuation determined by Fletcher Spaght as of the end of 2004. During 2005, the Company received only one term sheet at a pre-money valuation of $50 million with exceptionally punitive terms that were not accepted by the Company. In November 2005, the Company raised $16 million from existing investors. No new investors participated in this round. At the time of the investment, these existing investors elected not to perform a traditional determination of the pre-money valuation of the Company, but rather used the amount of cash invested to date in the Company (approximately $80 million) as the metric to determine the price at which they would invest ($12.00 per share post-split), and added additional preferences such as a liquidation preference equal to twice their purchase price and a dividend rate twice that provided in previous rounds. The Series C-2 financing represented a down round from both the Series C financing and Series C-1 financing of the Company.

Throughout 2005, the Company’s financial resources continued to dwindle. Due to the conversion of outstanding notes, the November financing resulted in less than $5.3 million in cash

Securities and Exchange Commission

September 29, 2006

proceeds to the Company, well shy of its goal of $20 million, and the Company ended 2005 with $14 million in cash and equivalents, representing just more than six months of operating capital. The Company’s efforts to raise additional capital throughout 2005 significantly reduced the amount of time and effort management was able to afford to drug development efforts, the key value driving function for businesses similar to the Company. In addition, without the ability to finance future progress in its scientific programs, the Company was faced with the prospect of eliminating key programs, reducing staff, or both.

Superior Rights of Preferred Stock

Determination of the fair value of the Company’s common stock issuable in connection with stock options was also based on the superior rights of the Company’s preferred stock. These superior rights include accruing dividends, liquidation preferences and conversion rights. By virtue of the number of shares of outstanding preferred stock (representing more than 81% of the outstanding shares on a fully-diluted basis as of December 31, 2005), the holders of preferred stock possessed a significant control premium, which would not pass to the common stockholders, if at all, until the consummation of an IPO. In addition, the preferred stock has superior economic rights upon a liquidity or sale event in that the holders are entitled to receive their purchase price (twice the purchase price in the case of the Series C-2 Preferred Stock) plus accrued dividends prior and in preference to holders of common stock. As a result, the preferred stock has considerable incremental value over the common stock until the conclusion of a liquidity event.

Based on these factors, the Company’s board of directors did not believe that there were any intervening events since Fletcher Spaght’s valuation that made it appropriate to increase the fair value of common stock in connection with stock options granted December 20, 2005, particularly as preferred stock pricing was decreasing. Therefore, the board of directors determined to continue to use such valuation for these grants.

Factors Supporting the Increase in Value from December 2005 through September 2006

Securities and Exchange Commission

September 29, 2006

As noted above, the Company believes several factors contributed to value accretion in 2006:

Scientific Progress

Elvucitabine. In January 2006, the Company initiated a phase II clinical trial to evaluate the viral kinetics, safety and pharmacokinetics of elvucitabine, its lead drug candidate for the treatment of HIV. In May 2006, initial viral load reduction data became available for the patients in this trial. After further analyzing this data in late May and early June 2006, preliminary results were published in Amendment No. 2 to the Registration Statement filed with the Commission on June 5, 2006. Specifically, in treatment naïve HIV patients, elvucitabine demonstrated a 0.85 log, or 83%, reduction in viral RNA levels, a successful outcome. The Company also confirmed that elvucitabine’s plasma half-life is greater than 100 hours, one of the drug candidate’s key benefits that distinguishes it from competing drugs and drug candidates. In addition, this clinical trial and subsequent assay development work demonstrated that elvucitabine’s intra-cellular half life, which the Company previously estimated to be in the range of 40 hours, is actually also in excess of 100 hours, furthering the Company’s hypothesis that the drug will stave off the development of drug resistance.

As noted in previous responses to the Staff’s comments, this data was essential to further development of this drug candidate and the completion of the public offering. In addition, as detailed in its May 17, 2006 and September 21, 2006 letters, the Company submits that capital markets have historically responded to early phase II data in HIV infected patients with significant step-ups in valuation.

In addition, in May 2006, the Company initiated its twelve-week phase II clinical trial to evaluate the safety, antiviral efficacy and pharmacokinetics of elvucitabine.

ACH-806. In May 2006, the Company completed a phase I clinical trial evaluating the pharmacokinetics and safety of ACH-806 for the treatment of HCV infection. Results from this trial revealed that the drug was safe and well-tolerated in healthy volunteers. Similar to the market response to positive early HIV data, we believe there is historical precedent that positive phase I

Securities and Exchange Commission

September 29, 2006

data in HCV programs result in increases in valuation. Recent examples of this value increase were observed after Vertex’s November 2004 announcement of phase I safety data on its HCV compound, VX-950, and ViroPharma’s May 2005 announcement of phase I data in its HCV compound, HCV-796.

Based on these positive results, in August 2006, the Company commenced its proof of concept trial for ACH-806.

In addition, throughout 2006, the Company performed extensive pharmaceutical development work culminating in a tablet formulation of ACH-806. Researchers also identified the specific protein required for binding, further elucidating the compound’s unique mechanism of action. The Company believes that the phase I data and the commencement of the proof of concept trial for ACH-806 were value driving events and made the successful completion of an IPO more likely.

HCV Back-Up Program. In 2006, the Company also made significant progress in optimization and testing of an HCV back-up compound, and in August 2006 selected two possible clinical candidates which were designated for long-term toxicology assessment at the September 2006 meeting of the Achillion/Gilead joint research committee. If any back-up candidate reaches clinical stage, Gilead would be required to pay the Company a significant milestone.

ACH-702. From January 2006 through September 2006, the Company achieved key pre-clinical milestones in its anti-bacterial program, including establishing cardiovascular safety, respiratory and CNS safety for ACH-702, determining the compound’s pharmacokinetics in primates, and establishing efficacy in vivo infection models where the compound demonstrated excellent activity against MRSA.

Financial Security

Throughout the first half of 2006, the Company continued its fund-raising efforts. In March of 2006, the Company secured an additional $4.6 million from existing investors. Although the Company filed the Registration Statement on March 31, 2006, the 2005 audited financial statements filed with the Registration Statement contained a going concern audit opinion, and the Company’s underwriters and board of directors expressed concern regarding the ability of the Company to complete an IPO on

Securities and Exchange Commission

September 29, 2006

favorable terms with such an opinion. Finally, in May 2006, the Company raised almost $19 million from a combination of Series C-2 Preferred Stock sales and debt issuances. As a result of these financings, the going concern opinion was removed from the 2005 financial statements, and the Company secured enough financing to ensure that it could continue to devote the resources necessary to advance each of its three lead programs and would not need to eliminate programs or delay their development.

Possibility of Near-term Liquidity

With key scientific milestone achievements, and renewed financial security, including removal of the negative auditor opinion, management believed that the likelihood of a successful liquidity event, including an IPO, in 2006 became significantly higher in the summer of 2006 as compared to the end of 2005, thus increasing the value of the Company’s common stock.

Conclusion:

Given the critical nature of all the above milestones, the Company’s exceptionally difficult financial situation throughout 2005, which it successfully overcame in 2006, and the liquidity afforded the common stock upon completion of the proposed offering, the Company believes that the value increase from $4.00 per share to $15.00 per share is reasonable.

3.	Please clarify that the valuations done were contemporaneous at the time of issuance.

Response:	The Company engaged independent valuation firm Fletcher Spaght, Inc. in July 2005 to make an assessment of fair value as of November 2004 to coincide with the issuance of preferred stock to Gilead Sciences, Inc. in connection with a collaboration agreement. Please see the Company’s disclosure on pages 38 and F-23 of the prospectus.

Exhibit 23

4.	Refer to comment 18 in our letter dated April 27, 2006. Please provide a currently dated consent from your unrelated third-party valuation firm in the amendment for which you will request effectiveness.

Securities and Exchange Commission

September 29, 2006

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see Exhibit 23.3.

5.	Please provide an auditors’ opinion with your amendment for which you will request effectiveness that removes the restrictive language in the first paragraph of the opinion.

Response:	The Company advises the Staff that it will provide an auditors’ opinion with its amendment for which it will request effectiveness that removes the restrictive language in the first paragraph of the opinion.

If you require additional information, please telephone the undersigned at the telephone number indicated above.

Very truly yours,

/s/    Susan L. Mazur

Susan L. Mazur

Enclosures

cc (w/encl.):	Michael D. Kishbauch
Mary Kay Fenton
Steven D. Singer
Sarah Levendusky
Jonathan L. Kravetz
Brian P. Keane